Exhibit 99.3

(A joint stock limited company incorporated in the People’s Republic of China) （在中華人民共和國註冊成立之股份有限公司） （Stock Code股份代號：00338） N O T I F I C AT I O N L E T T E R 通 知 信 函 16 September 2022 Dear Shareholders, Sinopec Shanghai Petrochemical Company Limited (the “Company”) – Notice of Publication of the 2022 Interim Report (the “Current Corporate Communications”) The English and Chinese versions of the Current Corporate Communication s are available on the Company’s website at www.spc.com.cn and the HKEXnews website of The Stock Exchange of Hong Kong Limited (the “HKEX”) at www.hkexnews.hk. You may access the Current Corporate Communication by clicking “Investor Relations” on the home page of the Company’s website or browsing through the HKEXnews website. If you have chosen to receive the Corporate Communications (Note) in printed form, the selected language version(s) of the Current Corporate Communications is enclosed. Please note that you are entitled at any time to change your choice of language and means of receipt of all future Corporate Communications or to receive the Current Corporate Communications by giving reasonable notice in writing or simply completing the Change Request Form on the reverse side and send it to the Company’s H share registrar, Hong Kong Registrars Limited (the “H Share Registrar”) by using the mailing label at the bottom of the Change Request Form (a stamp is not needed if posted in Hong Kong). The address of H Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. You may also send an email with a scanned copy of the completed Change Request Form to spc.ecom@computershare.com.hk. The Change Request Form may also be downloaded from the Company’s website at www.spc.com.cn or the HKEXnews website at www.hkexnews.hk. Even if you have chosen (or are deemed to have consented) to read the website version of the Current Corporate Communications posted on the Company’s website but for any reason you have difficulty in receiving or gaining access to such website version, the Company will promptly upon your request send the Current Corporate Communications in printed form to you free of charge.    Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to spc.ecom@computershare.com.hk. By order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary Note: Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. 各位股東： 中國石化上海石油化工股份有限公司 （「本公司」） —2 0 2 2年半年度報告 （「本次公司通訊文件」）之發佈通知 本次公司通訊文件的中、英文版本現已登載於本公司網站 www.spc.com.cn 及香港聯合交易所有限公司 (「香港交易所」 )披露易網站 www.hkexnews.hk，歡迎瀏覽。 閣下可在本公司網站主頁按「投資者關係」一項以下載或閲覽本次公司通訊文件 ，或 (附註 ) 在香港交易所披露易網站瀏覽該等文件。如 閣下已選擇收取公司通訊文件印刷本 ，本函附有 閣下選定的本次公司通訊文件語言版本。 敬請注意 ： 閣下如欲更改今後所有公司通訊文件之語言版本及收取方式 ，或欲收取本次公司通訊文件 ， 閣下有權在任何時間發出合理書面通知或簡單透過填寫背面的變更申請表 ，並使用變更申請表下方的郵寄標籤 （如在香港投寄無需貼上郵票 ），寄回本公司 H股股份過戶登記處 ，香港證券登記有限公司 （「 H股股份過戶登記處」），地址為香港灣仔皇后大道東 1 8 3號合和中心 1 7 M樓。 閣下亦可把已填妥之變更申請表的掃描副本電郵到 spc.ecom@computershare.com.hk。變更申請表亦可於本公司網站 www.spc.com.cn 或香港交易所披露易網站 www.hkexnews.hk 內下載。

CCS3072 SSPH_NRH

Request Form 申請表格

To: **Sinopec Shanghai Petrochemical Company Limited**
(the "Company")
(A joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 00338)
c/o Hong Kong Registrars Limited
17M Floor, Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： **中國石化上海石油化工股份有限公司（「本公司」）**
（在中華人民共和國註冊成立之股份有限公司）
（股份代號：00338）
經香港證券登記有限公司
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the Current Corporate Communications* of the Company in the manner as indicated below:
本人／我們希望以下列方式收取　貴公司之公司通訊文件*：
(Please mark **ONLY ONE** (**X**) of the following boxes)
(請從下列選擇中，僅在其中**一個**空格內劃上「**X**」號)

☐ to receive the **printed English version** ONLY; **OR**
僅收取**英文印刷本**；**或**

☐ to receive the **printed Chinese version**; **OR**
僅收取**中文印刷本**；**或**

☐ to receive both **printed English and Chinese versions**.
同時收取**英文及中文印刷本**。

Name of Non-registered holder
非登記持有人姓名

Contact Telephone Number
聯絡電話號碼

Signature(s)
簽名

Date
日期

Notes 附註：

1. Please complete all your details clearly.
   請　閣下清楚填妥所有資料。
2. This letter is addressed to Non-registered holders ("Non-registered holder" means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).
   此函件乃向本公司之非登記持有人("非登記持有人"指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本行發出通知，希望收到公司通訊)發出。
3. Any form with more than one box marked(X), with no box marked(X), with no signature or otherwise incorrectly completed will be voided.
   如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply to the Corporate Communications to be sent to you until you notify to the Company c/o H Share Registrar to the contrary or unless you have at anytime ceased to have holdings in the Company.
   上述指示適用於發送予　閣下之所有公司通訊，直至　閣下通知本公司之H股股份過戶登記處另外之安排或任何時候停止持有本行的股份。
5. For the avoidance of doubt, we do not accept any other instruction given on this Request Form.
   為免存疑，任何在本申請表格上的額外指示，本行將不予處理。

Personal Information Collection Statement 收集個人資料聲明:

1. "Personal Data" in this statement has the same meaning as "personal data" in the Personal Data (Privacy) Ordinance, Chapter 486 of the laws of Hong Kong ("PDPO").
   本聲明中所指的「個人資料」具有香港法例第 486 章《個人資料（私隱）條例》(「《私隱條例》」) 中「個人資料」的涵義。
2. Your supply of Personal Data to the Company is on a voluntary basis. If you fail to provide sufficient information, the Company may not be able to process your instructions and/or requests as stated in this form.
   閣下是自願向本公司提供個人資料。若　閣下未能提供足夠資料，本公司可能無法處理　閣下在本表格上所述的指示及／或要求。
3. Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its H Share Registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for verification and record purposes.
   本公司可就任何所說明的用途，將　閣下的個人資料披露或轉移給本公司的附屬公司、H 股股份過戶登記處，及／或其他公司或團體，並將在適當期間保留該等個人資料作核實及記錄用途。
4. You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be made in writing to the Personal Data Privacy Officer of Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
   閣下有權根據《私隱條例》的條文查閱及／或修改　閣下的個人資料。任何該等查閱及／或修改個人資料的要求均須以書面方式向香港證券登記有限公司（地址為香港灣仔皇后大道東 183 號合和中心 17M 樓）的個人資料私隱主任提出。

* *Corporate Communications includes but not limited to (a) the directors' report, its annual accounts together with a copy of the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.*
* *公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文件；(e)通函；及(f)委任代表表格。*

16092022 1 0

Mailing Label 郵寄標籤

Hong Kong Registrars Limited
香港證券登記有限公司
Freepost No. 簡便回郵號碼：37
Hong Kong 香港

Please cut the mailing label and stick it on an envelope to return this Request Form to us.
No postage is necessary if posted in Hong Kong.
當　閣下寄回本申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄，　閣下無需支付郵費或貼上郵票。

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